Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED ANNOUNCES
CHANGES TO THE BOARD OF DIRECTORS

SYDNEY, HONG KONG and NEW YORK, January 19, 2021 -- Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the Company), today announced changes to its Board with the appointment of Mr. Luis Puyat to its Board of Directors and the change of status of Mr. Uwe Parpart from Independent non-Executive Director to Executive Director.

With effect from January 15, 2021, Mr. Puyat will serve as an Independent non-Executive Director and a member of the Board's Audit Committee and Remuneration Committee. The size of IMTE's Board was increased from five to six members with Mr. Puyat's appointment.

Mr. Puyat is currently the Chief Executive Officer of VGP Investments, Inc. a privately held PE firm based in Makati, Metro Manila. Mr. Puyat is also the Executive Director of privately funded First Sovereign Asset Management, Inc. Prior to this, Mr. Puyat was involved in the Puyat family owned Manila Bank from 1986 to 2007, acting as the president from 1994 to 1999, and as Chairman of the Board from 1999 to 2007.

On the same date, Mr. Uwe Parpart's status was changed from Independent non-Executive Director to Executive Director. Mr. Parpart also resigned from the Audit Committee.

Mr. Con Unerkov. Chairman and CEO of IMTE, stated, "We are pleased to welcome Mr. Luis Puyat as a new Independent non-Executive Director to the IMTE Board. Mr. Puyat is an accomplished financial executive with over 25 years of relevant experience. He is an ideal addition to IMTE's team as we continue to drive our business strategy forward especially with our new securities research and risk analysis business in China that was recently announced through an investment in Greifenberg Capital Limited.".

As announced on December 29, 2020, IMTE entered into an agreement acquiring up to 60% of Greifenberg Capital Limited to provide risk analysis on China's securities markets. Our Director Mr. Uwe Parpart who has over 30 years of experience as a senior executive in the finance industry will manage the roll out of this business. Accordingly, Mr. Parpart's status as a Director changes from Independent non-Executive Director to Executive Director.

Mr. Uwe Parpart, IMTE's new Executive Director commented, "I have known Luis for over three decades. His extensive experience in the banking and asset management industry in Asia will be extremely helpful in guiding our strategic efforts in research and risk analysis for China's fast-growing securities industry. We are very excited to have Luis join IMTE's Board of Directors."

Mr. Puyat commented, "I am familiar with IMTE's overall business and the new financial services initiative in China. I have known Mr. Parpart for over three decades and collaborated with him on banking ventures on several occasions in the past. I am confident that I can contribute, in particular, to the successful commercialization of IMTE's securities markets undertaking. I look forward to working with the skilled board of directors as we continue to execute our strategy, drive profitability and enhance value for all our shareholders."

About Integrated Media Technology Limited

Integrated Media Technology Limited. is engaged in the business of glass-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for air filters, the sale of electronic glass and financial research and data services. The three new business operations in air filters, electronic glass and financial research services are expected to form the foundation of our future growth strategy.

For more information, please visit www.imtechltd.com.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website and at http://www.imtechltd.com.

Contact:

Integrated Media Technology Limited

Email: corporate@imtechltd.com